EXHIBIT 99.1

Ero Copper Intercepts 115 Meters at 0.98% CuEq1 in Deepest Hole Drilled to Date at Furnas Copper-Gold Project – Phase 2 Drill Program to be Completed in Early Q4 2025

VANCOUVER, British Columbia, Sept. 18, 2025 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce the remaining assay results from its 28,000-meter Phase 1 drill program at the Furnas Copper-Gold Project ("Furnas" or the "Project"), located in the Carajás Mineral Province in Pará State, Brazil.

Complete results from the Phase 1 program are highlighted by intercepts that continue to demonstrate high-grade continuity throughout the deposit as well as significantly extend the known limits of mineralization within the high-grade zones (greater than 1% CuEq1) to depth. To date, mineralization has been extended to a depth of approximately 950 meters down-dip from surface and remains open.

New Phase 1 program drill results are highlighted by:

  FURN-DD-00322: 115 meters at 0.76% copper and 0.47 grams per tonne ("gpt") gold (0.98% CuEq1), including 46 meters at 0.81% copper and 0.56 gpt gold (1.11% CuEq1) and 28 meters at 0.91% copper and 0.71 gpt gold (1.25% CuEq1). This is the deepest hole drilled to date in the Southeast zone, drilled approximately 220 meters down-dip from the previously known extent of mineralization and 950 meters down-dip from surface.
  FURN-DD-00305: 103 meters at 0.88% copper and 0.80 gpt gold (1.26% CuEq1), including 27 meters at 1.04% copper and 1.18 gpt gold (1.60% CuEq1), demonstrating continuity of known mineralization within the high-grade envelope of the Southeast zone and supporting conversion of the current mineral resource.
  FURN-DD-00321: 115 meters at 0.47% copper and 0.27 gpt gold (0.60% CuEq1), including 8 meters at 1.13% copper and 0.49 gpt gold (1.36% CuEq1), the deepest hole drilled in the Northwest zone, approximately 650 meters down-dip from surface, demonstrating further down-dip potential in the Northwest zone, which has had limited extensional drilling to date in comparison to the Southeast zone.
  FURN-DD-00300: 80 meters at 1.02% copper and 0.36 gpt gold (1.19% CuEq1), including 28 meters at 1.67% copper and 0.49 gpt gold (1.90% CuEq1), demonstrating continuity within the high-grade envelope of the Northwest zone and supporting conversion of the current mineral resource.

1. Where applicable, copper equivalent ("CuEq") in this press release has been calculated using the following formula: Cu grade + (Au grade x 0.03215 x ($1,900 gold price x 61.50% gold metallurgical recovery / (0.01 x $9,259/tonne copper price x 85.00% copper metallurgical recovery)).

Step-out drilling during the Phase 1 program has now extended the known limits of mineralization to a depth of approximately 950 meters down-dip from surface. The National Instrument 43-101 ("NI 43-101") compliant mineral resource estimate for the Project is based on an average historical depth of drilling of 300 meters (vertical), with a maximum localized down-dip depth from surface of 580 meters. For additional information on the Project's last published mineral resource estimate, please refer to the Company's press release dated October 2, 2024.

Drilling at Furnas continues with eight drill rigs currently on site. Ero expects to complete the 17,000-meter Phase 2 drill program in early Q4 2025, approximately three months ahead of schedule.

"The full results from the 28,000-meter Phase 1 drill program are highly encouraging and reinforce the potential for Furnas to be a large-scale, long-life, high-grade copper and gold mining operation that we believe will fundamentally transform the Company and add considerable value for our partner, Vale Base Metals" said Makko DeFilippo, President and Chief Executive Officer. "The Phase 1 program has not only confirmed continuity of high- grade mineralization, but also exceeded our expectations in demonstrating high-grade mineralization well beyond the down-dip limits of the last published mineral resource estimate."

"This year, the majority of our exploration efforts have been dedicated to advancing Furnas as the next leg of our growth strategy. Following the cumulative 45,000-meter Phase 1 and 2 drill programs, and with eight drill rigs currently on site to support the Phase 3 program and ongoing engineering studies, we are well-positioned to continue building momentum."

The complete results from the Phase 1 drill program will serve as the foundation for an updated NI 43-101 compliant mineral resource estimate as well as a preliminary economic assessment ("PEA") of the Project. The PEA, which was initiated earlier this year, remains on track for completion during the first half of 2026. Please refer to the Company's July 10, 2025 press release in conjunction with the current release for complete results of the Phase 1 program.

ABOUT THE FURNAS COPPER-GOLD PROJECT

Furnas is an iron oxide copper-gold deposit located approximately 50 kilometers southeast of Vale Base Metal's ("VBM") Salobo operations and approximately 190 kilometers northeast of Ero's Tucumã Operation. Covering an area of approximately 2,400 hectares, the Project sits within fifteen kilometers of extensive regional infrastructure, including paved roads, an industrial-scale cement plant, a power substation and Vale S.A.'s railroad loadout facility.

In July 2024, the Company signed a definitive earn-in agreement ("Agreement") with Salobo Metais S.A, a subsidiary of VBM, to earn a 60% interest in the Project upon completion of several exploration, engineering and development milestones over a five-year period. In exchange for its 60% interest, Ero will solely fund a phased work program during the earn-in period and grant VBM up to an 11.0% "free carry" on future Project construction capital expenditures. For additional details on the key terms and execution of the Agreement, please refer to the Company's press releases dated October 30, 2023 and July 22, 2024.

Prior to the commencement of the Phase 1 drill program, the Company published an initial NI 43-101 compliant mineral resource estimate on the Project, based on approximately 90,000 meters of historical drilling. This estimate underscored the significant potential of the Project. Using a 1.00% copper equivalent cut-off grade, the mineral resource estimate, effective June 30, 2024, totaled:

  Indicated Mineral Resource: 35.2 million tonnes grading 1.04% copper and 0.69 gpt gold (1.36% CuEq1), containing an estimated 364,700 tonnes of copper and 775,300 ounces of gold
  Inferred Mineral Resource: 61.3 million tonnes grading 1.06% copper and 0.63 gpt gold (1.36% CuEq1), containing an estimated 647,400 tonnes of copper and 1,235,600 ounces of gold

For additional information on the Project's mineral resource estimate, please see the Company's press release dated October 2, 2024 as well as the corresponding technical report titled “Furnas Copper Project – Para State, Brazil – NI 43-101 Mineral Resource Estimate Technical Report”, dated November 18, 2024 with an effective date of June 30, 2024, prepared for the Company by Anderson Gonçalves Candido, FAusIMM of RPMGlobal Canada Limited (“RPM”).

1. Where applicable, copper equivalent ("CuEq") in this press release has been calculated using the following formula: Cu grade + (Au grade x 0.03215 x ($1,900 gold price x 61.50% gold metallurgical recovery / (0.01 x $9,259/tonne copper price x 85.00% copper metallurgical recovery)).

Figure 1: Furnas Plan View Map, including drill collar locations. Rock types include:

Abbreviation	Rock Type
HCS	Calcic-sodic hydrothermal rock
GRA	Granite
DIO	Diorite
RCL HD	Chlorite-rich hydrothermal rock
GMF HD	Grunerite-garnet-magnetite hydrothermal rock
GMF HD-2	Grunerite-garnet-magnetite hydrothermal rock
XTA	Aluminous schist
RSL Host	Quartz-rich rock
GMF RSL	Magnetite-rich hydrothermally altered rock / Quartz-rich rock

Figure 2: Cross section within the high-grade SE Zone of Furnas. Rock types include:

Abbreviation	Rock Type
HDM	Magnetite-rich hydrothermally altered rock
RSL Host	Quartz-rich rock
GMF RSL	Magnetite-rich hydrothermally altered rock / Quartz-rich rock
XTA	Aluminous schist
RCL HD	Chlorite-rich hydrothermal rock

Figure 3: Cross section within the high-grade NW Zone of Furnas. Rock types include:

Abbreviation	Rock Type
GRA	Granite
HDCS	Calcic-sodic undifferentiated mafic rock
HDM	Magnetite-rich hydrothermally altered rock
RSL Host	Quartz-rich rock
GMF RSL	Magnetite-rich hydrothermally altered rock / Quartz-rich rock
RCL HD	Chlorite-rich hydrothermal rock

DRILL RESULTS - SOUTHEAST ZONE

Hole ID	From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	CuEq (%)	%Cu Grade x Thickness

FURN-DD-00280	458	523	65	0.79	0.40	0.98	51.2
incl	491	523	32	0.85	0.54	1.11	27.2
FURN-DD-00281	488	599	111	0.63	0.40	0.82	70.0
incl	519	539	20	0.81	0.62	1.11	16.2
FURN-DD-00283	429	523	93	0.80	0.32	0.95	74.7
incl	429	447	18	1.51	0.46	1.73	26.7
incl	489	512	23	1.33	0.71	1.67	30.5
FURN-DD-00291	174	271	97	0.50	0.25	0.62	48.7
incl	174	190	17	0.93	0.35	1.10	15.4
incl	252	271	19	0.75	0.39	0.94	14.4
FURN-DD-00292	196	248	52	0.57	0.56	0.84	29.7
incl	212	248	36	0.59	0.68	0.91	21.2
incl	235	248	13	0.63	0.95	1.08	8.1
FURN-DD-00294	556	639	83	0.56	0.39	0.75	46.2
incl	570	617	47	0.63	0.46	0.85	29.3
FURN-DD-00296	119	200	81	0.42	0.13	0.48	34.1
incl	182	200	18	0.89	0.23	1.00	16.2
FURN-DD-00297	297	389	92	0.91	0.65	1.22	83.9
incl	297	344	47	1.04	0.30	1.18	49.0
incl	359	389	30	1.10	1.48	1.81	33.1
FURN-DD-00298	329	423	94	0.90	0.57	1.17	84.6
incl	353	379	26	1.34	0.63	1.64	34.8
incl	399	421	22	0.99	0.98	1.46	21.8
FURN-DD-00299	422	483	62	0.76	0.57	1.03	46.8
incl	444	460	16	0.92	1.05	1.42	14.7
FURN-DD-00302	315	366	51	0.74	0.38	0.92	37.5
incl	334	361	27	0.97	0.42	1.17	25.7
FURN-DD-00303	243	289	46	1.31	0.44	1.52	60.8
incl	260	289	29	1.67	0.50	1.91	48.8
FURN-DD-00304	370	444	74	0.95	1.04	1.45	70.3
incl	391	441	50	1.00	1.40	1.67	50.5
FURN-DD-00305	352	455	103	0.88	0.80	1.26	90.6
incl	408	435	27	1.04	1.18	1.60	28.1
FURN-DD-00307	290	310	20	0.69	0.20	0.79	13.8

Hole ID	From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	CuEq (%)	%Cu Grade x Thickness

FURN-DD-00307	355	407	52	0.63	0.35	0.80	32.8
FURN-DD-00309	91	147	56	1.28	0.24	1.39	71.7
incl	116	139	23	1.86	0.31	2.01	42.8
FURN-DD-00310	121	150	29	0.80	0.36	0.97	23.2
FURN-DD-00311	356	419	63	0.74	0.45	0.95	46.6
incl	361	389	28	0.88	0.53	1.13	24.6
FURN-DD-00313	279	364	85	0.61	0.40	0.80	51.9
FURN-DD-00314	113	167	54	0.72	0.42	0.92	38.9
incl	149	167	18	1.22	0.79	1.60	22.0
FURN-DD-00316	492	592	100	0.67	0.36	0.84	67.0
incl	540	578	38	0.74	0.67	1.06	28.1
FURN-DD-00318	150	196	46	1.23	0.52	1.48	56.6
FURN-DD-00319	125	158	33	1.65	0.38	1.83	54.5
FURN-DD-00322	647	761	115	0.76	0.47	0.98	87.3
incl	661	707	46	0.81	0.56	1.11	37.3
incl	733	761	28	0.91	0.71	1.25	25.8
FURN-DD-00323	167	229	62	0.91	0.52	1.16	56.3
FURN-DD-00324	323	385	62	0.80	0.59	1.08	49.6
incl	323	339	16	1.14	0.92	1.58	18.2
FURN-DD-00325	457	522	65	0.72	0.43	0.93	46.8
incl	459	469	10	1.13	0.73	1.48	11.3
FURN-DD-00327	138	192	54	0.68	0.42	0.88	36.7
incl	150	175	25	1.02	0.53	1.27	25.5
FURN-DD-00328	473	530	57	0.70	0.47	0.92	39.9
incl	473	481	8	1.06	0.72	1.40	8.5
FURN-DD-00330	421	466	44	0.82	0.50	1.06	36.4
incl	421	451	30	0.98	0.54	1.24	29.3
FURN-DD-00331	74	115	42	0.61	0.92	1.05	25.4
incl	94	102	8	1.27	1.77	2.11	10.5

DRILL RESULTS - NORTHWEST ZONE

Hole ID	From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	CuEq (%)	%Cu Grade x Thickness

FURN-DD-00295	314	341	27	0.88	0.23	0.99	23.8
FURN-DD-00295	389	422	33	0.56	0.91	0.99	18.5
FURN-DD-00300	290	370	80	1.02	0.36	1.19	81.6
incl	322	350	28	1.67	0.49	1.90	46.8
FURN-DD-00301	425	490	65	0.72	0.45	0.93	46.8
incl	425	453	28	0.98	0.60	1.27	27.4
FURN-DD-00306	169	244	75	0.58	0.15	0.65	43.5
FURN-DD-00306	317	345	28	0.63	0.58	0.91	17.6
FURN-DD-00308	130	223	93	0.64	0.80	1.02	59.5
FURN-DD-00312	207	271	64	1.18	0.79	1.56	75.5
incl	239	270	31	1.39	0.81	1.78	43.1
FURN-DD-00315	150	197	47	0.90	0.64	1.21	42.3
FURN-DD-00320	194	234	40	0.83	0.75	1.19	33.2
FURN-DD-00321	490	605	115	0.47	0.27	0.60	54.1
incl	564	572	8	1.13	0.49	1.36	9.0
FURN-DD-00326	150	193	43	0.69	0.67	1.01	29.8
incl	164	174	10	0.83	1.02	1.32	8.3
FURN-DD-00329	213	237	24	0.48	0.29	0.62	11.5
incl	312	320	8	0.59	1.24	1.18	4.9

DRILL HOLE INFORMATION - SOUTHEAST ZONE

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)

FURN-DD-00280	611,953	9,346,660	349	200	60	589.8
FURN-DD-00281	612,087	9,346,657	348	200	60	704.6
FURN-DD-00283	612,253	9,346,433	320	200	60	570.3
FURN-DD-00291	611,445	9,346,438	458	200	60	338.2
FURN-DD-00292	611,303	9,346,600	413	200	60	374.8
FURN-DD-00294	612,029	9,346,785	312	200	60	682.5
FURN-DD-00296	611,983	9,346,211	427	200	60	315.1
FURN-DD-00297	611,992	9,346,337	421	200	60	481.8
FURN-DD-00298	611,961	9,346,397	415	200	60	481.6
FURN-DD-00299	612,465	9,346,176	321	200	60	568.5
FURN-DD-00302	612,290	9,346,132	367	200	60	426.2
FURN-DD-00303	612,017	9,346,258	414	200	60	400.4
FURN-DD-00304	612,139	9,346,428	345	200	60	501.0
FURN-DD-00305	612,193	9,346,401	337	200	60	651.8
FURN-DD-00307	612,226	9,346,267	333	200	60	497.7
FURN-DD-00309	612,029	9,346,106	417	200	60	305.2
FURN-DD-00310	612,213	9,345,972	407	200	55	214.7
FURN-DD-00311	612,324	9,346,226	333	200	55	464.0
FURN-DD-00313	612,226	9,346,267	333	200	50	415.5
FURN-DD-00314	611,886	9,346,193	461	200	60	254.5
FURN-DD-00316	612,269	9,346,512	322	200	60	646.0
FURN-DD-00318	612,251	9,345,973	394	200	55	253.6
FURN-DD-00319	612,058	9,346,067	407	200	60	236.7
FURN-DD-00322	612,182	9,346,923	277	200	60	508.8
FURN-DD-00323	612,164	9,346,052	402	200	65	321.7
FURN-DD-00324	612,596	9,345,958	322	200	60	453.3
FURN-DD-00325	612,406	9,346,274	321	200	60	570.5
FURN-DD-00327	612,163	9,346,051	402	200	50	297.4
FURN-DD-00328	612,362	9,346,341	295	200	60	555.4
FURN-DD-00330	612,505	9,346,141	302	200	60	528.1
FURN-DD-00331	611,967	9,346,163	438	200	60	252.2

DRILL HOLE INFORMATION - NORTHWEST ZONE

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)

FURN-DD-00295	607,525	9,348,167	236	200	60	476.5
FURN-DD-00300	607,630	9,348,144	241	200	60	551.5
FURN-DD-00301	607,554	9,348,273	236	200	60	666.7
FURN-DD-00306	607,530	9,348,073	243	200	60	470.0
FURN-DD-00308	607,689	9,347,919	292	200	60	414.9
FURN-DD-00312	607,756	9,347,982	275	200	60	368.4
FURN-DD-00315	607,766	9,347,885	310	200	60	371.9
FURN-DD-00320	607,831	9,347,915	303	200	50	349.9
FURN-DD-00321	607,698	9,348,381	227	200	60	725.4
FURN-DD-00326	607,806	99,347,842	333	200	55	304.9
FURN-DD-00329	607,477	9,348,074	241	200	60	363.8

NOTE ON NI 43-101 COMPLIANT TECHNICAL REPORT

The conversion of drill results presented in this press release into NI 43-101 compliant mineral resources or mineral reserves requires additional work and analysis that remains ongoing. Additional drilling and technical work are required to determine whether the results related to down-dip intercepts will be included in future NI 43-101 compliant mineral resource or reserve estimates.

QUALIFIED PERSON

Mr. Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) of Ero Copper, a Qualified Person as defined in NI 43-101, has reviewed this press release on behalf of the Company and has approved the scientific and technical information contained in this press release.

QUALITY ASSURANCE & QUALITY CONTROL

Current QA/QC Program

At the Project, the Company is currently drilling with third-party contracted core drill rigs, operated by Major Drilling Group International Inc. and Drillgeo Geologia e Sondagem Ltda. – independent contractors engaged since October 2024. Drill core is logged, photographed and split in half using a diamond core saw at the Company's core logging and storage facilities. Half of the drill core is retained on site and the other half-core is used for analysis, with samples collected at a minimum of 1.5 meters and a maximum of 2.5 meters with an average length of 2.0 meters. Sampling commences at least 3.0 meters before the start of the mineralized zone and continues at least 3.0 meters beyond the limit of the mineralized zone. Sample collection is performed at the Company's logging facilities with all sample preparation performed at ALS Brasil Ltda.'s laboratory, located in Parauapebas (PA), Brazil, who is independent of the Company. Samples are analyzed by the certified laboratory of ALS Peru S.A., who is independent of the Company. Copper content is determined by four-acid digestion followed by ICP-MS analysis, while gold content is analyzed using fire assay with ICP-AES. When copper grades exceed 1%, Atomic Absorption Spectroscopy is used to determine it. All sample results from the Phase 1 drill program have been monitored through a quality assurance and quality control ("QA/QC") program that includes adherence to the internal operational procedures and the insertion of certified standards, blanks and duplicates at a rate of three standards, one coarse blank, one fine blank, one field duplicate, one coarse duplicate, and one pulp duplicate for every 50 total samples, yielding a blended QC rate of approximately 16%.

QA/QC Validation

The QA/QC validation process undertaken for the Phase 1 drill program of the Project is consistent with the process set out in the NI 43-101 technical report with respect to Furnas , titled “Furnas Copper Project – Para State, Brazil – NI 43-101 Mineral Resource Estimate Technical Report”, dated November 18, 2024 with an effective date of June 30, 2024 and Ero’s internal guidelines and best practices.

NOTES ON MINERAL RESOURCES

The Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards (2014) were used for reporting the Project's mineral resource estimate, which is effective as at June 30, 2024 and presented on a 100% ownership basis. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding. Mineral resources that are not mineral reserves do not have a demonstrated economic viability.

Mr. Anderson Gonçalves Candido, FAusIMM of RPM completed a review of the mineral resource estimate using an appropriate validation process. The mineral resource estimate process was also supervised and reviewed by Mr. Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) who is the Manager, Resources & Reserves of the Company and a “qualified person” within the meanings of NI 43-101.

Mineral resources have been estimated using a copper price of US$9,259/tonne, a gold price of US$1,900/oz, a USD:BRL foreign exchange rate of 5.10, and copper and gold metallurgical recovery rates of 85.00% and 61.50%, respectively. The estimation was constrained using Datamine's Mineable Shape Optimizer ("MSO") at a 0.55% break-even copper cut-off grade. Mineral resources were estimated using ordinary kriging within a 25-meter by 25-meter by 4- meter block size (X, Y, Z), with a minimum sub-block size of 6.25 meters by 6.25 meters by
2.0 meters.

ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, an operating gold mine located in Mato Grosso State, Brazil. In July 2024, the Company signed a definitive earn-in agreement with Vale Base Metals for the right to acquire a 60% interest in the Furnas Copper-Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. For more information on the earn-in agreement, please see the Company's press releases dated October 30, 2023 and July 22, 2024. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations, Tucumã Operation and the Furnas Copper-Gold Project, can be found on the Company’s website (www.erocopper.com), on SEDAR+ (http://www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Farooq Hamed, VP, Investor Relations
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the future drilling continuing to demonstrate continuity of high grade mineralization at depth, Ero's ability to complete the required 17,000 meter Phase 2 drill program and deliver a preliminary economic assessment during the first half of 2026, the 45,000 meter Phase 3 drill program and engineering studies, and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s most recent Annual Information Form (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects and the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource information included herein may not be comparable to similar information disclosed by U.S. companies.

Figures accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/330b0a43-cc0a-4f6b-b938-59c81a4d453a

https://www.globenewswire.com/NewsRoom/AttachmentNg/0adc4cb5-1fef-462e-8e82-9ca51f8ca411

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